                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   RULE 13e-3
                             TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (FINAL AMENDMENT)

                          Resource Capital Group, Inc.
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                                (Name of Issuer)

                          Resource Capital Group, Inc.
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                     (Names of Person(s) Filing Statement)

                         Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                  761 200 104
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                     (CUSIP Number of Class of Securities)

                            Albert G. Schmerge, III
   President, Chief Executive Officer and Chairman of the Board of Directors
                          Resource Capital Group, Inc.
                         419 Crossville Road, Suite 204
                             Roswell, Georgia 30075
                                 (770) 649-7000
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           Name, address, and telephone numbers of person authorized
      to receive notices and communications on behalf of filing persons)

                                    Copy To:

                              Eliot Robinson, Esq.
                     Powell, Goldstein, Frazer & Murphy LLP
                  191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

         This statement is filed in connection with (check the appropriate box):

         a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c.  [ ]  A tender offer.

         d.  [ ]  None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

         Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                           Calculation of Filing Fee

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        Transaction valuation*                                     Amount of filing fee**
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
        $ 213,000.00                                               $ 19.60
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

* For purposes of calculating the fee only. This amount assumes the acquisition of 42,600 shares of common stock of the subject company for $5.00 per share. The filing fee is calculated by multiplying the aggregate value of the transaction by 0.000092.

**       The filing fee was previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $                    Filing Party:

Form or Registration No.:                    Date Filed:

On March 25, 2003, the stockholders of Resource Capital Group, Inc. (the "Company") approved the proposed amendment to the Company's Certificate of Incorporation effecting a one-for-300 reverse split of its outstanding shares of common stock, par value $.01 per share (the "Reverse Stock Split") and a proportionate reduction in the number of authorized shares of common stock from 1,000,000 to 3,333. On March 25, 2003, the Company filed a Certificate of Amendment with the Secretary of State of Delaware to effect the Reverse Stock Split and reduction of the number of authorized shares, which both became effective as of 6:00 p.m. Eastern time on March 25, 2003. As a result of the effectiveness of the Reverse Stock Split, fractional shares that would otherwise have resulted from the Reverse Stock Split represent solely the right to receive cash at the price of $5.00 per whole share of common stock outstanding immediately prior to the effectiveness of the Reverse Stock Split. The Reverse Stock Split has reduced the number of stockholders of the Company to less than 300, and the Company has filed a Form 15 with the United States Securities and Exchange Commission suspending the Company's duty to file periodic reports with the Securities and Exchange Commission.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2003
                                      RESOURCE CAPITAL GROUP, INC.



                                      By: /s/ Albert G. Schmerge, III
                                         --------------------------------------
                                      Albert G. Schmerge, III
                                      President, Chief Executive Officer and
                                      Chairman of the Board of Directors
                                      Resource Capital Group, Inc.